SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to
                                   Schedule TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               GraphOn Corporation
         (Name of Subject Company (issuer) and Filing Person (offeror))

          Options to Purchase Common Stock, Par Value $0.0001 per share
                         (Title of Class of Securities)

                                   388 707 101
                (CUSIP Number of Class of Underlying Securities)

                               GraphOn Corporation
                               400 Cochrane Circle
                          Morgan Hill, California 95037
                                 (800) 472-7466
           (Name, address and telephone number of person authorized to receive notices
                 and communications on behalf of filing persons)

                                   Copies to:

                              Ira I. Roxland, Esq.
                             Joseph H. Schmitt, Esq.
                        Sonnenschein Nath & Rosenthal LLP
                           1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 768-6700

                            Calculation of Filing Fee

----------------------------------------------------------------------
     Transaction valuation(1)            Amount of filing fee(2)
----------------------------------------------------------------------
              $94,909                              $77
----------------------------------------------------------------------

(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 677,917 shares of common stock of GraphOn Corporation having an aggregate value of $94,908 as of June 16, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
(2) The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction. The filing fee was paid in connection with previous filings of this Schedule TO.

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[ ]   Check the box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: Not Applicable      Filing Party:  Not applicable.

    Form or Registration No.: Not Applicable    Date Filed:  Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




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      This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO (the "Tender Offer Statement") filed by GraphOn Corporation, a Delaware corporation (the "Company"), relating to the offer (the "Offer") by the Company to exchange certain outstanding employee options to purchase its common shares, upon the terms and subject to the conditions set forth in the Offer to Exchange dated June 24, 2003 (the "Offer to Exchange"), a copy of which was attached as Exhibit (a)(1) to the Tender Offer Statement, as amended hereby.

Item 1.   Summary Term Sheet.

      The information set forth under "Summary of Terms" in the Offer to Exchange is incorporated herein by reference.

      The description of the terms of the Offer set forth in the Offer to Exchange in paragraph 30 of the Summary of Terms under "How to Elect to Tender Options for Exchange--How will you know that we have accepted your tendered options for exchange?" is hereby deleted in its entirety and replaced with the following:

           Promptly after the expiration of the offer, we will send you a confirmation statement indicating the number of options that we have accepted and canceled, the number of new options you are eligible to receive on the grant date and, subject to your fulfillment of the terms and conditions of the offer, a promise by us to grant you the new options on the grant date.

Item 4.   Terms of the Transaction.

      (a) The information set forth in the Offer to Exchange under Section 1 ("Purpose of the Offer"), Section 2 ("Eligibility"), Section 3 ("Number of Options"), Section 4 ("Procedures for Participating in the Offer"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Extension of Offer; Termination; Amendment), Section 7 ("Conditions of the Offer"), Section 9 ("Terms of New Options"), Section 12 ("Accounting Consequences of the Offer") and Section 14 ("Material United States Federal Income Tax Consequences") is incorporated herein by reference.

      The description of the terms of the Offer set forth in the Offer to Exchange in the third paragraph under the heading "The Offer--Acceptance of Options for Exchange and Issuance of New Options" is hereby deleted in its entirety and replaced with the following:

           When we accept your tendered options for exchange and we cancel those options, you will have no further rights with respect to those options or under their corresponding notices of grant of stock option, corresponding stock option agreements or corresponding stock purchase agreements. By tendering your options, you agree that the applicable notices of grant of stock option, stock option agreements and stock purchase agreements will terminate upon our cancellation of your tendered options. Promptly after the expiration of the offer, we will send you a confirmation statement indicating the number of options that we have accepted and canceled, the number of new options


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           you are eligible to receive on the grant date and, subject to your fulfillment of the terms and conditions of the offer, a promise by us to grant you the new options on the grant date.

      The description of the terms of the Offer set forth in the Offer to Exchange in the third paragraph under the heading "The Offer--Extension of Offer; Termination; Amendment" is hereby deleted in its entirety and replaced with the following:

           Amendments to the offer may be made at any time and from time to time by an announcement. In the case of an extension, the announcement must be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced expiration date. Any announcement made pursuant to the offer will be disseminated promptly to employees and/or security holders in a manner reasonably designated to inform employees and/or security holders of such amendment.

      The description of the terms of the Offer set forth in the Offer to Exchange in the first paragraph under the heading "The Offer--Conditions of the Offer" is hereby deleted in its entirety and replaced with the following:

           Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, if at any time on or after the commencement of the offer and before the expiration of the offer, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any case and regardless of the circumstances giving rise to the event (excluding, however any action or omission to act by us) the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with the acceptance and cancellation of the options tendered for exchange:

      The description of the terms of the Offer set forth in the Offer to Exchange in subparagraph (a) under the heading "The Offer--Conditions of the Offer" is hereby deleted in its entirety and replaced with the following:

           (a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options, or otherwise relates in any


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           manner to the offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the contemplated benefits of the offer to us, as described in Section 1 of this Offer to Exchange;

      The description of the terms of the Offer set forth in the Offer to Exchange in the fifth bullet-point of subparagraph (c) under the heading "The Offer--Conditions of the Offer" is hereby deleted in its entirety.

      The description of the terms of the Offer set forth in the Offer to Exchange in the sixth bullet-point of subparagraph (c) under the heading "The Offer--Conditions of the Offer" is hereby deleted in its entirety.

      The description of the terms of the Offer set forth in the Offer to Exchange in subparagraph (f) under the heading "The Offer--Conditions of the Offer" is hereby deleted in its entirety.

      The description of the terms of the Offer set forth in the Offer to Exchange in the last paragraph under the heading "The Offer--Conditions of the Offer" is hereby deleted in its entirety and replaced with the following:

           The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration. We may waive them, as to all option holders, in whole or in part, at any time and from time to time prior to the expiration, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. If a condition is triggered and we elect to proceed with the offer, proceeding with the offer will constitute a waiver of such condition as to all option holders. Any determination we make concerning the events described above will be final and binding upon all persons.

      (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Stock") is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

      (a) The information set forth in the Offer to Exchange under Section 1 ("Purpose of the Offer") and Section 12 ("Accounting Consequences of the Offer") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") is incorporated herein by reference.

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      The description of the terms of the Offer set forth in the Offer to
Exchange in the third paragraph under the heading "The Offer--Acceptance of Options for Exchange and Issuance of New Options" is hereby deleted in its entirety and replaced with the following:

           When we accept your tendered options for exchange and we cancel those options, you will have no further rights with respect to those options or under their corresponding notices of grant of stock option, corresponding stock option agreements or corresponding stock purchase agreements. By tendering your options, you agree that the applicable notices of grant of stock option, stock option agreements and stock purchase agreements will terminate upon our cancellation of your tendered options. Promptly after the expiration of the offer, we will send you a confirmation statement indicating the number of options that we have accepted and canceled, the number of new options you are eligible to receive on the grant date and, subject to your fulfillment of the terms and conditions of the offer, a promise by us to grant you the new options on the grant date.

      (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock") is incorporated herein by reference.




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                             SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               GraphOn Corporation




                               By:  /s/ William Swain
                                    ---------------------------
                                    William Swain
                                    Secretary and Chief Financial
                                    Officer


Date: July 17, 2003




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